January 22, 2010
Mail Stop 3030
Kevin Vaughn, Accounting Branch Chief
Tara Harkins, Staff Accountant
Gabriel Eckstein, Staff Attorney
Jay Mumford, Reviewing Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited (the “Company”) Form 20-F for the Year Ended December 31, 2008 Filed June 15, 2009 File No. 001-33469
Dear Mr. Vaughn, Ms. Harkins, Mr. Eckstein and Mr. Mumford:
     Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 11, 2010 regarding the Company’s responses to the Staff’s prior comments contained in the letter dated November 30, 2009 on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”).
     We set forth below our responses to the comments contained in the Staff’s letter dated January 11, 2010. For your convenience, we have retyped your comments in this response letter in bold form and keyed our response accordingly.
Risk Factors, page 5
If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities..., page 22

1.	We note your proposed disclosure for future filings. Please also disclose that certain of the sanctioned countries are identified by the U.S. State Department as state sponsors of terrorism and identify those countries. Clarify in which of those countries the entities discussed are reported to have had activities.

In response to the Staff’s comment, the Company plans to further revise the referenced risk factor and include the following revised risk factor in its future filings (with additions underlined):
“If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities inconsistent with the laws and policies of other countries, the reputation of Tianwei Yingli and us may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of our ADSs to decline.

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. Baoding Tianwei Group Corporation, or Tianwei Group, the parent company of Tianwei Baobian, our minority joint venture partner which owns 25.99% in our operating subsidiary Tianwei Yingli, was acquired by China South in March 2008.

There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries, including Iran and Sudan, in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian and Norinco have been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or other affiliated entities resulted from China South’s acquisition of Tianwei Group, nor has any of such entities requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any of the sanctioned countries. However, to the extent such affiliated entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any of such affiliated entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, reputational issues relating to Tianwei Yingli or us may arise, and the investor sentiment with respect to our ADSs may be affected. Investors in the United States may believe that the value of their investment in us may be adversely affected due to our affiliation with such entities, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any negative investor sentiment as the result of such reputational issues may cause the price of our ADSs to decline and adversely affect the value or your investment in us.”
2.	We note in your response that Tianwei Baobian has the right to exchange its equity interest in Tianwei Yingli for your shares. Please note that to the extent Tianwei Baobian becomes a direct owner of your company or otherwise exercises control over you, we may have further comments about it and its parents’ activities in countries designated as state sponsors of terrorism.

The Company acknowledges the Staff’s comment.
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     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-782.

Sincerely,
/s/ Zongwei Li
Zongwei Li
Director and Chief Financial Officer